Exhibit 12.1

Ratio of Income (Loss) To Combined Fixed Charges And Preferred Stock Dividends
The following table sets forth the calculation of our ratio of earnings to combined fixed charges and preferred stock dividends for the periods shown (dollars in thousands):

		For the Year Ended
		December 31, 2012		December 31, 2011		December 31, 2010		December 31, 2009		December 31, 2008

Net income (loss) before taxes		327,768		$137,935		$249,161		$230,697		$(136,105)
Add:	fixed charges (interest expense) (1)	146,781		150,787		152,236		35,083		60,544
	preferred stock dividend
Income (loss) as adjusted		474,549		$288,722		$401,397		$265,780		$(75,561)
Fixed charges (interest expense) + preferred stock dividend		146,781		$150,787		$152,236		$35,083		$60,544
Ratio of income (losses) to combined fixed charges and preferred stock dividends		3.23	x	1.91	x	2.64	x	7.58	x

Deficiency		$-		$-		$-		$-		$136,105

(1) Includes effect of realized losses on interest rate swaps.